--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

--------------------------------------------------------------------------------

                                    FORM 11-K

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                                  ANNUAL REPORT
                             PURSUANT TO SECTION 15(d)
                      OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
     [NO FEE REQUIRED].

                    For the fiscal year ended April 30, 2001.

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
     [NO FEE REQUIRED].

              For the transition period from ........... to ...........

                         Commission File Number 1-13666



     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                               Darden Savings Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            DARDEN RESTAURANTS, INC.
                            5900 Lake Ellenor Drive
                             Orlando, Florida 32809


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                              REQUIRED INFORMATION

The following financial statements for the plan are being furnished herewith:

Independent Auditors' Report.

Audited statement of net assets available for benefits with fund information as of April 30, 2001 and 2000, prepared in accordance with the financial reporting requirements of ERISA.

Audited statement of changes in net assets available for benefits with fund information for the years ended April 30, 2001, and 2000, prepared in accordance with the financial reporting requirements of ERISA.

Notes to financial statements.

Schedule 1 - Schedule of assets held for investment purposes at end of year April 30, 2001.

Schedule 2 - Schedule of reportable transactions, year ended April 30, 2001.

                               DARDEN SAVINGS PLAN

                 Financial Statements and Supplemental Schedules

                             April 30, 2001 and 2000


                   (With Independent Auditors' Report Thereon)

KPMG
    111 North Orange Avenue, Suite 1600
    P.O. Box 3031
    Orlando, FL  32802

                          Independent Auditors' Report


Financial Fiduciary Committee
   Darden Restaurants, Inc.:


We have audited the accompanying statements of net assets available for benefits with fund information of the Darden Savings Plan (the "Plan") as of April 30, 2001 and 2000, and the related statement of changes in net assets available for benefits with fund information for the years ended April 30, 2001 and 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of April 30, 2001 and 2000, and the changes in net assets available for benefits for the years ended April 30, 2001 and 2000, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at end of year and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



August 31, 2001

                               DARDEN SAVINGS PLAN

      Statement of Net Assets Available for Benefits with Fund Information

                                 April 30, 2001


                                                                            Participant directed
                                                       --------------------------------------------------------------------
                                                         American Express                              American Express
                                                       Trust Stable Capital        Pimco Total        Trust Equity Index
                                                              Fund II              Return Fund              Fund I
                                                       ---------------------- ---------------------- ----------------------

Assets

Investments, at fair value:
   Short-term investments, at cost
     which approximates fair value                          $          --          $         --           $         --
   American Express Trust Stable Capital Fund II               37,609,731                    --                     --
   Pimco Total Return Fund                                             --             4,010,250                     --
   American Express Trust Equity Index Fund I                          --                    --             42,250,231
   T. Rowe Price Small Cap Stock Fund                                  --                    --                     --
   EuroPacific Growth Fund                                             --                    --                     --
   Common stock of Darden Restaurants, Inc.                            --                    --                     --
   Participant loans                                                   --                    --                     --
                                                            -------------          ------------           ------------
       Total investments                                       37,609,731             4,010,250             42,250,231
                                                            -------------          ------------           ------------

Receivables:
   Participant contributions                                       71,560                17,332                100,291
   Employer contribution                                               --                    --                     --
   Accrued dividend and interest                                       --                    --                     --
                                                            -------------          ------------           ------------
       Total receivables                                           71,560                17,332                100,291
                                                            -------------          ------------           ------------
         Total assets                                          37,681,291             4,027,582             42,350,522
                                                            -------------          ------------           ------------

Liabilities

ESOP Loan                                                              --                    --                     --
Interest payable                                                       --                    --                     --
                                                            -------------          ------------           ------------
         Total liabilities                                             --                    --                     --
                                                            -------------          ------------           ------------

         Net assets available for benefits                  $  37,681,291          $  4,027,582           $ 42,350,522
                                                            =============          ============           ============

Number of participants (unaudited)                                  7,241                 2,968                  8,945
                                                            =============          ============           ============



See accompanying notes to financial statements.


                                                                                  Non-participant
                                Participant directed                                 directed
   ----------------------------------------------------------------------------- ------------------
     T. Rowe Price                             Company          Participant
       Small Cap          EuroPacific           Common              Loan               ESOP
       Stock Fund         Growth Fund         Stock Fund            Fund               Fund               Total
   ------------------- ------------------ -------------------------------------- ------------------ -------------------
   ------------------- ------------------ -------------------------------------- ------------------ -------------------





     $           --      $           --     $      329,205     $           --      $      506,315     $      835,520
                 --                  --                 --                 --                  --         37,609,731
                 --                  --                 --                 --                  --          4,010,250
                 --                  --                 --                 --                  --         42,250,231
         17,241,604                  --                 --                 --                  --         17,241,604
                 --          11,551,582                 --                 --                  --         11,551,582
                 --                  --         12,969,779                 --         268,567,237        281,537,016
                 --                  --                 --          5,783,158                  --          5,783,158
     --------------      --------------     --------------     --------------      --------------     --------------
         17,241,604          11,551,582         13,298,984          5,783,158         269,073,552        400,819,092
     --------------      --------------     --------------     --------------      --------------     --------------


             42,823              34,956             31,697                 --                  --            298,659
                 --                  --                 --                 --             206,424            206,424
                 --                  --                 --                 --             399,431            399,431
     --------------      --------------     --------------     --------------      --------------     --------------
             42,823              34,956             31,697                 --             605,855            904,514
     --------------      --------------     --------------     --------------      --------------     --------------
         17,284,427          11,586,538         13,330,681          5,783,158         269,679,407        401,723,606
     --------------      --------------     --------------     --------------      --------------     --------------



                 --                  --                 --                 --          44,455,000         44,455,000
                 --                  --                 --                 --              92,729             92,729
     --------------      --------------     --------------     --------------      --------------     --------------
                 --                  --                 --                 --          44,547,729         44,547,729
     --------------      --------------     --------------     --------------      --------------     --------------

     $   17,284,427      $   11,586,538     $   13,330,681     $    5,783,158      $  225,131,678     $  357,175,877
     ==============      ==============     ==============     ==============      ==============     ==============

              8,452               5,366              3,829              1,861              11,582
     ==============      ==============     ==============     ==============      ==============



                               DARDEN SAVINGS PLAN

      Statement of Net Assets Available for Benefits with Fund Information

                                 April 30, 2000


                                                                            Participant directed
                                                       --------------------------------------------------------------------
                                                         American Express                              American Express
                                                       Trust Stable Capital        Pimco Total        Trust Equity Index
                                                              Fund II              Return Fund              Fund I
                                                       ---------------------- ---------------------- ----------------------


Assets

Investments, at fair value:
   Short-term investments, at cost
     which approximates fair value                          $          --          $          --          $          --
   American Express Trust Stable Capital Fund II               35,801,149                     --                     --
   Pimco Total Return Fund                                             --              1,780,686                     --
   American Express Trust Equity Index Fund I                          --                     --             49,344,533
   T. Rowe Price Small Cap Stock Fund                                  --                     --                     --
   EuroPacific Growth Fund                                             --                     --                     --
   Common stock of Darden Restaurants, Inc.                            --                     --                     --
   Participant loans                                                   --                     --                     --
                                                            -------------          -------------          -------------
       Total investments                                       35,801,149              1,780,686             49,344,533
                                                            -------------          -------------          -------------

Receivables:
   Participant contributions                                       73,793                 11,408                106,181
   Employer contribution                                              --                     --                     --
   Accrued dividend and interest                                       --                     --                     --
                                                            -------------          -------------          -------------
       Total receivables                                           73,793                 11,408                106,181
                                                            -------------          -------------          -------------
         Total assets                                          35,874,942              1,792,094             49,450,714
                                                            -------------          -------------          -------------

Liabilities

ESOP Loan                                                              --                     --                     --
Interest payable                                                       --                     --                     --
                                                            -------------          -------------          -------------
         Total liabilities                                             --                     --                     --
                                                            -------------          -------------          -------------

         Net assets available for benefits                  $  35,874,942          $   1,792,094          $  49,450,714
                                                            =============          =============          =============

Number of participants (unaudited)                                  7,548                  2,437                  9,273
                                                            =============          =============          =============

See accompanying notes to financial statements.




                                                                               Non-participant
                                Participant directed                                 directed
   ----------------------------------------------------------------------------- ------------------
     T. Rowe Price                             Company          Participant
       Small Cap          EuroPacific           Common              Loan               ESOP
       Stock Fund         Growth Fund         Stock Fund            Fund               Fund               Total
   ------------------- ------------------ -------------------------------------- ------------------ -------------------
   ------------------- ------------------ -------------------------------------- ------------------ -------------------





     $           --      $           --     $      521,230     $           --      $      417,498     $      938,728
                 --                  --                 --                 --                  --         35,801,149
                 --                  --                 --                 --                  --          1,780,686
                 --                  --                 --                 --                  --         49,344,533
         13,504,224                  --                 --                 --                  --         13,504,224
                 --          14,993,199                 --                 --                  --         14,993,199
                 --                  --          8,930,489                 --         201,816,293        210,746,782
                 --                  --                 --          5,355,162                  --          5,355,162
     --------------      --------------     --------------     --------------      --------------     --------------
         13,504,224          14,993,199          9,451,719          5,355,162         202,233,791        332,464,463
     --------------      --------------     --------------     --------------      --------------     --------------


             38,654              38,565             30,704                 --                  --            299,305
                 --                  --                 --                 --             365,650            365,650
                 --                  --                 --                 --             440,777            440,777
     --------------      --------------     --------------     --------------      --------------     --------------
             38,654              38,565             30,704                 --             806,427          1,105,732
     --------------      --------------     --------------     --------------      --------------     --------------
         13,542,878          15,031,764          9,482,423          5,355,162         203,040,218        333,570,195
     --------------      --------------     --------------     --------------      --------------     --------------



                 --                  --                 --                 --          52,600,000         52,600,000
                 --                  --                 --                 --             160,956            160,956
     --------------      --------------     --------------     --------------      --------------     --------------
                 --                  --                 --                 --          52,760,956         52,760,956
     --------------      --------------     --------------     --------------      --------------     --------------

         13,542,878          15,031,764          9,482,423          5,355,162         150,279,262        280,809,239
     ==============      ==============     ==============     ==============      ==============     ==============

              8,555               5,401              3,959              1,756              12,059
     ==============      ==============     ==============     ==============      ==============

                                       8

                               DARDEN SAVINGS PLAN

 Statement of Changes in Net Assets Available for Benefits with Fund Information

                                 April 30, 2001


                                                                            Participant directed
                                                     ----------------------------------------------------------------------
                                                        American Express                               American Express
                                                      Trust Stable Capital         Pimco Total        Trust Equity Index
                                                             Fund II               Return Fund              Fund I
                                                     ------------------------ ---------------------- ----------------------

Additions to net assets attributed to:
   Net investment income (loss):
     Net appreciation (depreciation) in
       fair value of investments                         $     2,140,346          $        89,427        $    (6,446,695)
     Dividends and interest                                           --                  163,921                     --
                                                         ---------------          ---------------        ---------------
         Net investment income (loss)                          2,140,346                  253,348             (6,446,695)
                                                         ---------------          ---------------        ---------------

   Participant loan activity during the year:
     Withdrawals                                                (818,085)                 (96,437)            (1,344,570)
     Repayments (including interest)                             706,405                   99,656              1,120,818
                                                         ---------------          ---------------        ---------------
         Total loan activity                                    (111,680)                   3,219               (223,752)
                                                         ---------------          ---------------        ---------------

   Contributions:
     Participants                                              3,841,550                  746,483              5,730,695
     Employer                                                        --                       --                     --
     Forfeitures                                                 (20,826)                      --                   (120)
                                                         ---------------          ---------------        ---------------
         Total contributions                                   3,820,724                  746,483              5,730,575
                                                         ---------------          ---------------        ---------------
         Total additions, net                                  5,849,390                1,003,050               (939,872)
                                                         ---------------          ---------------        ---------------

Deductions from net assets attributed to:
   Interest expense                                                   --                       --                     --
   Administrative expenses                                        (8,253)                    (386)                (5,483)
   Payments due to resignations,
     retirements, withdrawals and deaths                      (4,715,999)                (440,565)            (4,684,869)
   Transfers between funds                                       681,211                1,673,389             (1,469,968)
                                                         ---------------          ---------------        ---------------
         Total deductions, net                                (4,043,041)               1,232,438             (6,160,320)
                                                         ---------------          ---------------        ---------------

Net assets available for benefits:

   Beginning of year                                          35,874,942                1,792,094             49,450,714
                                                         ---------------          ---------------        ---------------

   End of year                                           $    37,681,291          $     4,027,582        $    42,350,522
                                                         ===============          ===============        ===============

See accompanying notes to financial statements.



                                                                                  Non-participant
                                Participant directed                                 directed
   ----------------------------------------------------------------------------- ------------------
     T. Rowe Price                             Company          Participant
       Small Cap          EuroPacific           Common              Loan               ESOP
       Stock Fund         Growth Fund         Stock Fund            Fund               Fund               Total
   ------------------- ------------------ -------------------------------------- ------------------ -------------------
   ------------------- ------------------ -------------------------------------- ------------------ -------------------



     $     (467,636)     $   (4,169,359)    $    4,258,177     $           --      $   89,199,138     $   84,603,398
          1,736,828           1,374,818             38,999                 --             836,843          4,151,409
     --------------      --------------     --------------     --------------      --------------     --------------
          1,269,192          (2,794,541)         4,297,176                 --          90,035,981         88,754,807
     --------------      --------------     --------------     --------------      --------------     --------------


           (467,392)           (482,473)          (603,335)         3,812,292                  --                 --
            445,423             412,417            424,496         (2,688,586)                 --            520,629
     --------------      --------------     --------------     --------------      --------------     --------------
            (21,969)            (70,056)          (178,839)         1,123,706                  --            520,629
     --------------      --------------     --------------     --------------      --------------     --------------


          2,348,790           2,095,577          1,600,145                 --                  --         16,363,240
                 --                  --                 --                 --          10,422,917         10,422,917
                (22)                 (7)                --                 --                  --            (20,975)
     --------------      --------------     --------------     --------------      --------------     --------------
          2,348,768           2,095,570          1,600,145                 --          10,422,917         26,765,182
     --------------      --------------     --------------     --------------      --------------     --------------
          3,595,991            (769,027)         5,718,482          1,123,706         100,458,898        116,040,618
     --------------      --------------     --------------     --------------      --------------     --------------


                 --                  --                 --                 --          (3,188,715)        (3,188,715)
             (1,988)             (1,590)            (2,320)                --            (411,413)          (431,433)

         (1,768,736)         (1,589,188)        (1,337,897)          (695,710)        (20,820,868)       (36,053,832)
          1,916,282          (1,085,421)          (530,007)                --          (1,185,486)                --
     --------------      --------------     --------------     --------------      --------------     --------------
            145,558          (2,676,199)        (1,870,224)          (695,710)        (25,606,482)       (39,673,980)
     --------------      --------------     --------------     --------------      --------------     --------------



         13,542,878          15,031,764          9,482,423          5,355,162         150,279,262        280,809,239
     --------------      --------------     --------------     --------------      --------------     --------------

     $   17,284,427      $   11,586,538     $   13,330,681     $    5,783,158      $  225,131,678     $  357,175,877
     ==============      ==============     ==============     ==============      ==============     ==============



                               DARDEN SAVINGS PLAN

 Statement of Changes in Net Assets Available for Benefits with Fund Information

                                 April 30, 2000

                                                                            Participant directed
                                                     ----------------------------------------------------------------------
                                                        American Express                               American Express
                                                      Trust Stable Capital         Pimco Total        Trust Equity Index
                                                             Fund II               Return Fund              Fund I
                                                     ------------------------ ---------------------- ----------------------

Additions to net assets attributed to:
   Net investment income (loss):
     Net appreciation (depreciation) in
       fair value of investments                         $     2,082,128          $       (81,878)       $     4,461,999
     Dividends and interest                                           --                  103,198                     --
                                                         ---------------          ---------------        ---------------
         Net investment income (loss)                          2,082,128                   21,320              4,461,999
                                                         ---------------          ---------------        ---------------

   Participant loan activity during the year:
     Withdrawals                                                (766,259)                 (98,786)            (1,461,942)
     Repayments (including interest)                             552,869                   62,220                866,763
                                                         ---------------          ---------------        ---------------
         Total loan activity                                    (213,390)                 (36,566)              (595,179)
                                                         ---------------          ---------------        ---------------

   Contributions:
     Participants                                              4,282,853                  718,495              6,312,772
     Employer                                                        --                       --                     --
     Forfeitures                                                  11,033                       --                     --
                                                         ---------------          ---------------        ---------------
         Total contributions                                   4,293,886                  718,495              6,312,772
                                                         ---------------          ---------------        ---------------
         Total additions, net                                  6,162,624                  703,249             10,179,592
                                                         ---------------          ---------------        ---------------

Deductions from net assets attributed to:
   Interest expense                                                   --                       --                     --
   Administrative expenses                                        (8,896)                    (393)                (6,823)
   Payments due to resignations,
     retirements, withdrawals and deaths                      (5,258,960)                (279,741)            (6,432,114)
   Transfers between funds                                    (1,191,163)                (503,909)              (368,752)
                                                         ---------------          ---------------        ---------------
         Total deductions, net                                (6,459,019)                (784,043)            (6,807,689)
                                                         ---------------          ---------------        ---------------

Net assets available for benefits:

   Beginning of year                                          36,171,337                1,872,888             46,078,811
                                                         ---------------          ---------------        ---------------

   End of year                                           $    35,874,942          $     1,792,094        $    49,450,714
                                                         ===============          ===============        ===============

See accompanying notes to financial statements.


                                                                                  Non-participant
                                Participant directed                                 directed
   ----------------------------------------------------------------------------- ------------------
     T. Rowe Price                             Company          Participant
       Small Cap          EuroPacific           Common              Loan               ESOP
       Stock Fund         Growth Fund         Stock Fund            Fund               Fund               Total
   ------------------- ------------------ -------------------------------------- ------------------ -------------------
   ------------------- ------------------ -------------------------------------- ------------------ -------------------



     $    2,218,856      $    3,115,760     $   (1,440,151)    $           --     $   (47,202,944)   $   (36,846,230)
            516,655             523,794             35,448                 --             925,325          2,104,420
     --------------      --------------     --------------     --------------      --------------     --------------
          2,735,511           3,639,554         (1,404,703)                --         (46,277,619)       (34,741,810)
     --------------      --------------     --------------     --------------      --------------     --------------


          (428,490)           (532,586)          (524,858)         3,812,921                  --                 --
            288,512             263,859            375,094         (1,993,954)                 --            415,363
     --------------      --------------     --------------     --------------      --------------     --------------
           (139,978)           (268,727)          (149,764)         1,818,967                  --            415,363
     --------------      --------------     --------------     --------------      --------------     --------------


          2,222,710           1,934,148          1,987,050                 --                  --         17,458,028
                 --                  --                 --                 --          10,196,647         10,196,647
                 --                  --                 --                 --                  --             11,033
     --------------      --------------     --------------     --------------      --------------     --------------
          2,222,710           1,934,148          1,987,050                 --          10,196,647         27,665,708
     --------------      --------------     --------------     --------------      --------------     --------------
          4,818,243           5,304,975            432,583          1,818,967         (36,080,972)        (6,660,739)
     --------------      --------------     --------------     --------------      --------------     --------------


                 --                  --                 --                 --          (3,429,776)        (3,429,776)
             (2,118)             (1,668)            (2,511)                --            (496,329)          (518,738)

         (1,729,120)         (1,257,145)        (1,445,910)          (541,528)        (13,547,736)       (30,492,254)
           (260,536)          2,301,118            774,864                 --            (751,622)                --
     --------------      --------------     --------------     --------------      --------------     --------------
         (1,991,774)          1,042,305           (673,557)          (541,528)        (18,225,463)       (34,440,768)
     --------------      --------------     --------------     --------------      --------------     --------------



         10,716,409           8,684,484          9,723,397          4,077,723         204,585,697        321,910,746
     --------------      --------------     --------------     --------------      --------------     --------------

     $   13,542,878      $   15,031,764     $    9,482,423     $    5,355,162      $  150,279,262    $   280,809,239
     ==============      ==============     ==============     ==============      ==============   ================


                               DARDEN SAVINGS PLAN

                          Notes to Financial Statements

                             April 30, 2001 and 2000

(1)       Description of the Plan

          The following description of the Darden Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

          The Plan, as amended, was originally established in June 1973. The Plan covers certain employees of Darden Restaurants, Inc.'s operating and administrative subsidiaries, and their divisions and affiliates (collectively, the Company) who are 21 or over, regardless of their length of service. Effective May 1999, the Plan was amended to allow allocation of Company shares in the ESOP Fund for payment of quarterly incentive bonuses earned by certain restaurant management employees that have five years of service with the Company. Effective January 2000, the Plan was also amended to allow allocation of Company shares in the ESOP Fund for payment of annual incentive bonuses earned by certain Restaurant Support Center administrative employees that have five years of service with the Company.

          Under the Plan, eligible employees may elect to make primary contributions to the Plan ranging from 1 percent to 6 percent of their aggregate compensation for each year on an after-tax or before-tax basis. Participants electing to contribute 6 percent may also elect to make unmatched contributions equal to between 1 percent and 9 percent of their aggregate compensation for the year. The Company makes quarterly variable contributions to the Plan ranging from 25 percent to 100 percent of the primary contribution percentages made by the participants. The Company contribution varies depending on the Company's operating results. Plan matching provisions become effective for participants upon completion of 12 months of service and accumulation of 1,000 hours of service in an anniversary year. Income earned by the Plan is allocated to participants' accounts based on their relative account balances.

          Participants may borrow from their vested account as follows: a minimum of $1,000 up to a maximum equal to the lesser of $50,000, 50 percent of their vested account balance, an amount which would result in loan repayments not to exceed 50 percent of the participant's net take-home pay, or the balance in the participant's account (including non-vested amounts) excluding amounts in the ESOP Fund. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loan Fund. Loan repayment terms generally may not exceed 5 years. The loans are secured by the balance in the participant's account and bear market rates of interest. Principal and interest is paid through payroll deductions and may be repaid in full at any time without penalty.

                                 13                                  (Continued)

                               DARDEN SAVINGS PLAN

                          Notes to Financial Statements

                             April 30, 2001 and 2000

          On termination of service due to death, disability or retirement, a participant shall be entitled to a distribution of the total value of his or her account. If that participant had a vested account balance as of June 1, 1990, he or she may elect monthly installments not to exceed 120 months. All other terminating participants, including those who terminate service due to other reasons, will receive a lump sum distribution of their vested account balance if such balance is less than $5,000. Terminating participants having vested account balances greater than $5,000 may elect either a lump sum distribution or to leave their accounts in the Plan until attainment of age 65. All benefits are recorded when paid.

          Trustee and administrative duties of the Plan are being performed by American Express Trust Company.

  (2)     Summary of Accounting Policies

          (a)  Basis of  Presentation

               The financial statements of the Plan are prepared under the accrual method of accounting.

               The Plan  accounts  for certain changes in net assets as follows:

          o Dividends and interest, net realized and unrealized gains or losses and administrative expenses (presented as net appreciation (depreciation) in fair value of investments) of the American Express Trust Stable Capital Fund II, Pimco Total Return Fund, American Express Trust Equity Index Fund I, T. Rowe Price Small Cap Stock Fund, and the EuroPacific Growth Fund are recognized by the Plan only as they are reflected in the Plan's proportionate share of net increases (decreases) in the fair value of the respective funds; and

          o Net realized gains or losses are recognized by the Plan upon the sale of investment securities on the basis of weighted average cost.

          (b)  Investments

               Plan investments are recorded at fair value. Fair value is determined by quoted market prices. Short-term investments are stated at cost, which approximates fair value.

               Purchases and sales of securities are recorded on a trade date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

                                                                     (Continued)

                               DARDEN SAVINGS PLAN

                          Notes to Financial Statements

                             April 30, 2001 and 2000

         (c)   Use of Estimates

               The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

  (3)     Forfeitures and Vesting

          Vested rights to Company contribution amounts accrue at a rate of 5 percent per quarter from the Company match eligibility date.
          Forfeitures to the Plan can be used to cover future Company contributions, reinstate previously forfeited amounts to rehired employees, and cover administrative expenses incurred by the leveraged unallocated accounts. During the 2001 and 2000 Plan years, $380,648 and $365,111, respectively, of forfeitures were used to cover administrative expenses of the Plan. No forfeited funds were used to cover Company contributions.

  (4)     Choice of Investments

          Participant contributions to the Plan may be directed to six basic investment alternatives: American Express Trust Stable Capital Fund II, Pimco Total Return Fund, American Express Trust Equity Index Fund I, T. Rowe Price Small Cap Stock Fund, EuroPacific Growth Fund, and Company Common Stock Fund. Company contributions to the Plan are invested in the ESOP Fund.

  (5)     Investments

          The following table presents the fair value of investments that represent 5 percent or more of the Plan's net assets at April 30, 2001 and 2000:

                                                                                     2001                  2000
                                                                              -------------------    ------------------


          Investments at fair value:
          American Express Trust Stable Capital Fund II                    $        37,609,731             35,801,149
          American Express Trust Equity Index Fund I                                42,250,231             49,344,533
          EuroPacific Growth Fund                                                         -                14,993,199
          Common stock of Darden Restaurants, Inc. (including $268,567,237 and $201,816,293 of non-participant directed funds at April
            30, 2001 and 2000, respectively)
                                                                                   281,537,016            210,746,782

                                                                    (Continued)

                               DARDEN SAVINGS PLAN
                          Notes to Financial Statements
                             April 30, 2001 and 2000

  (6)     Company Common Stock Fund

          Amounts in the Company Common Stock Fund are invested in the common stock of Darden Restaurants, Inc. At April 30, 2001 and 2000, the fair value of the shares held in participant directed accounts was $12,969,779 (474,910 shares) and $8,930,489 (484,366 shares), respectively. Participants should refer to the consolidated financial statements of Darden Restaurants, Inc. included in the Company's Annual Report on Form 10K filed with the Securities & Exchange Commission.

  (7)     ESOP Fund

          The ESOP Fund consists of common stock of the Company and cash received from dividends and fractional shares. All amounts credited to participants' ESOP accounts will be invested in the ESOP Fund and may not be transferred from the ESOP Fund to any of the Plan's other investment funds except as required by applicable Internal Revenue Service (IRS) regulations or to the extent permitted by the terms of the Plan. Likewise, no amounts may be transferred from any of the other investment funds into the ESOP Fund.

          At April 30, 2001, the ESOP Fund consists of 9,834,026 shares of Company common stock. Of the total shares held by the ESOP Fund, 3,075,509 shares of Company common stock have been allocated to individual participant accounts. The remaining 6,758,517 shares of Company common stock are reserved for future Company matching contributions and quarterly and annual incentive bonuses. The shares become available for allocation to participants' accounts as ESOP loan principal and interest is paid. At April 30, 2001, the fair value of the 6,758,517 unallocated Company shares was $184,575,085. At April 30, 2001, the fair value of the 3,075,509 allocated shares was $83,992,152. At April 30, 2000, the fair value of the 8,016,774 unallocated Company shares was $147,809,259. At April 30, 2000, the fair value of the 2,929,195 allocated shares was $54,007,034.

          The ESOP Fund has two promissory notes payable to Darden Restaurants, Inc., with outstanding principal balances of $27,555,000 and
          $16,900,000,  as of April 30, 2001 and  $35,700,000 and $16,900,000 as
          of April 30, 2000. The notes bear interest at variable rates payable on a monthly or bi-monthly basis at the discretion of the Company. No principal payments on the notes are required until the due dates, December 31, 2007 and December 15, 2014, respectively. Any or all of the principal may be prepaid at any time.

  (8)     Reconciliation of Financial Statements to Form 5500

          The following is a reconciliation of net assets available for plan benefits per the accompanying financial statements to the Form 5500:

                                                                         2001                   2000

                                                                   ------------------     ------------------

Net assets available for benefits per accompanying
     financial statements                                       $      357,175,877            280,809,239
Due to plan participants                                                  (158,622)              (138,614)
                                                                   ------------------     ------------------
Net assets available for benefits per Form 5500                 $      357,017,255            280,670,625


                                                                     (Continued)

                               DARDEN SAVING PLAN

                          Notes to Financial Statements

                             April 30, 2001 and 2000


          The following is a reconciliation of benefits paid to participants per the accompanying financial statements to the Form 5500:

                                                                                           2001            2000
                                                                                           ----            ----

          Benefits paid to participants per the financial statements                   $    36,053,832     30,492,254

          Add:  Amounts allocated to withdrawing participants at end of year                   158,622        138,614

          Less: Amounts allocated to withdrawing participants at beginning of
                year                                                                          (138,614)      (121,969)
                                                                                         -----------------------------

          Benefits paid to participants per the Form 5500                              $    36,073,840     30,508,899
                                                                                         =============================


  (9)     Tax Status

          The Plan obtained its latest determination letter on December 10, 1997, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan was amended subsequent to receipt of the determination letter. However, the Plan's administrator believes that the Plan is currently designed and being operated, as amended, in compliance with these requirements.


  (10)    Plan Termination

          Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become fully vested in their employer contributions.

                                                                     Schedule 1

                               DARDEN SAVINGS PLAN

         Schedule of Assets Held for Investment Purposes at End of Year

                                 April 30, 2001


                                                             Face amount
                                                             or number                                Current
                        Issuer                                of units              Cost               value
-------------------------------------------------------- ------------------- ------------------- -------------------

Common stock of Darden
   Restaurants, Inc.*                                         10,308,936        $  62,679,681       $ 281,537,016

American Express Trust Stable Capital
   Fund II*                                                    2,465,565           32,177,598          37,609,731

Pimco Total Return Fund                                          386,716            3,990,962           4,010,250

American Express Trust Equity
   Index Fund I*                                               1,160,848           35,029,121          42,250,231

T. Rowe Price Small Cap Stock Fund                               736,821           16,226,102          17,241,604

EuroPacific Growth Fund                                          380,989           12,703,841          11,551,582

Participant Loans**                                            5,783,158                   --           5,783,158

American Express Trust Company
   Short-term Investment Fund*                                   835,520              835,520             835,520


*Party-in-interest

**Bearing interest at prevailing rates at time of loan origination

See accompanying independent auditors' report.

                                                                      Schedule 2

                               DARDEN SAVINGS PLAN

                       Schedule of Reportable Transactions

                            Year ended April 30, 2001

5% series of transactions by security issue described in 29 CFR 2520 [(103-6(c)(i)(iii)]:


                                                Purchases                       Sales
                                         ---------------------------- -----------------------------
                                                                                                       Net gain
          Issuer/Description               Number         Amount        Number         Amount           (loss)
---------------------------------------- ------------ --------------- ------------ ---------------- ----------------

American Express Trust Company
   Short-term Investment Fund*              251      $  12,963,193         380     $ 13,049,023      $       --

Common stock of Darden
   Restaurants, Inc.*                        59          2,390,589         101       24,709,670         721,238

*Party-in-interest


See accompanying independent auditors' report.

                                    EXHIBITS

23       Consent of KPMG LLP, independent auditors.



                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Darden Savings Plan has duly caused this Annual Report to be signed on its behalf by the Financial Fiduciary Committee (as the person who administers the financial aspects of the Darden Savings Plan), by the undersigned hereunto duly authorized.


                                          DARDEN SAVINGS PLAN

                                          By:   Financial Fiduciary Committee,
                                                as financial administrator of
                                                the Darden Savings Plan


Dated:  October 26, 2001                  By:  /s/ Clarence Otis, Jr.
                                               ---------------------------------
                                               Clarence Otis, Jr., Chairman
                                               Financial Fiduciary Committee
                                               Darden Restaurants, Inc.